UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   HEACOX, ALBERT E., PH.D.
   c/o CryoLife, Inc.
   1655 Roberts Boulevard, N.W.
   Kennesaw, GA  30144
   USA
2. Issuer Name and Ticker or Trading Symbol
   CRYOLIFE, INC.
   CRY
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   05/06/2002
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Sr. Vice President-Laboratory Operations
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Put Option (Right to S|(1)     |5-6-0|P   | |(1)        |A  |5/3/0|5/3/0|Common Stock|67,000 |(1)    |(1)         |(1)|            |
ell)                  |        |2    |    | |           |   |4    |4    |            |       |       |            |   |            |
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Call Option (Obligatio|(1)     |5-6-0|J (1| |(1)        |D  |5/3/0|5/3/0|Common Stock|67,000 |(1)    |(1)         |(1)|            |
n to Sell)            |        |2    |)   | |           |   |4    |4    |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) On May 6, 2002, Mr. Heacox entered into a forward sale agreement (the "Forward Agreement") relating to up to 67,000 shares (the "Base
Amount") of Company common stock. In connection with the Forward Agreement, the counterparty to the Forward Agreement agreed that it would seek to sell the maximum number of shares subject to the Forward Agreement into the public market as promptly as practicable thereafter. The
Forward Agreement provides that three business days after May 3, 2004, Mr. Heacox will deliver a number of shares of Company common stock (or at the election of Mr. Heacox, the cash equivalent of such shares) based on the following:
    (a) if the closing price of the Company common stock on May 3, 2004 (the "Final Price") is less than $27.39 per share (the "Floor Price"), Mr. Heacox will deliver 67,000 shares;
    (b) if the Final Price is equal to or greater than the Floor Price but less than or equal to $35.60 per share (the "Cap Price"), Mr. Heacox will deliver a number of shares equal to the Floor Price divided by the Final Price times 67,000; and
    (c) if the Final Price is greater than the Cap Price, Mr. Heacox will deliver a number of shares equal to [the Floor Price plus (the Final Price minus the
Cap Price)] times 67,000 divided by the Final
Price.
In consideration of entering into the Forward Agreement, Mr. Heacox was paid $1,669,639.99 by the counterparty to the Forward Agreement.
SIGNATURE OF REPORTING PERSON
/s/ Albert E. Heacox, Ph.D.
DATE
June 5, 2002